Dreyfus Founders Funds, Inc.
File No. 811-1018

Form N-SAR
Item 77.C.

Matters Submitted to a Vote of Security Holders

Dreyfus Founders Balanced Fund

A special meeting of the shareholders of Dreyfus Founders Balanced Fund (the “Balanced Fund”), a series of Dreyfus Founders Funds, Inc. (the “Registrant”), was initially convened on February 27, 2008 to consider approval of an Agreement and Plan of Reorganization providing for the reorganization of the Balanced Fund into Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio (the “Acquiring Fund”), with the Acquiring Fund being the surviving fund. In connection with this reorganization, on May 14, 2008, the Balanced Fund’s assets were transferred to the Acquiring Fund in exchange for Investor shares and Restricted shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Balanced Fund's net assets; the Acquiring Fund assumed the Balanced Fund's stated liabilities; and the Acquiring Fund Investor shares and Restricted shares were distributed pro rata to the Balanced Fund’s shareholders, with Class A, Class B, Class C, Class F and Class T shareholders of the Balanced Fund receiving Investor shares of the Acquiring Fund, and Class I shareholders of the Balanced Fund receiving Restricted shares of the Acquiring Fund. Subsequently, the Balanced Fund was terminated.

The Agreement and Plan of Reorganization was approved at a special meeting of Balanced Fund shareholders that initially was convened on February 27, 2008, but was adjourned to April 2, 2008. The following charts show the voting results at each convocation of the meeting:

Special Meeting Initially Convened February 27, 2008

Proposal to adjourn meeting to April 2, 2008:

	For	Against	Abstain
	Adjournment	Adjournment

Shares Voted	2,049,198.622	100,428.586	130,973.313
Percent of Shares Voting	89.853%	4.404%	5.743%
Percent of Outstanding	35.932%	1.761%	2.296%
Shares

Adjourned Special Meeting Held April 2, 2008

Proposal to Approve the Agreement and Plan of Reorganization:

	For the	Against the	Abstain
	Agreement and	Agreement
	Plan	and Plan

Shares Voted	2,980,701.619	183,864.461	271,348.211
Percent of Shares Voting	86.751%	5.352%	7.897%
Percent of Outstanding	52.265%	3.224%	4.758%
Shares